UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ______________.

PORTAGE INVESTS IN IOX THERAPEUTICS, AN UNITED KINGDOM -BASED CANCER IMMUNOTHERAPY COMPANY.

Toronto, Ontario, March 8th, 2018 – Portage Biotech Inc. (“Portage” or “the Company”) (Canadian Securities Exchange: PBT.U, OTC Markets : PTGEF), is pleased to announce that it has made an investment in iOx Therapeutics, Ltd. (“iOx”), a United Kingdom-based immuno-oncology company.  Portage will invest US$950,000 by subscribing to an unsecured, one-year convertible loan instrument.  iOx will use the proceeds to complete the manufacturing of its lead candidate, IMM60, allowing the company to begin testing in humans later this year.  The notes carry a 7% interest and will be priced at a discount to the next round of financing into the company.

iOx was founded in February 2015 in order to develop a series of iNKT agonists that have been shown to inhibit the growth of tumors in several preclinical models of cancer. iOx has a clinical trial sponsorship agreement with Oxford University to conduct and fund (or arrange funding for) the first in human Phase I/II clinical trial for iOx’s lead compound, both alone and in combination with anti-PD1 antibodies. iOx’s second program, IMM65 (a nanoparticle formulation of IMM60 plus an NY-ESO-1 vaccine), is being developed with funding from the European Union’s Horizon 2020 grant program (the PRECIOUS GRANT). Both compounds are potent approaches to priming and boosting an immune response in solid tumors with multiple Phase 1 and 2 trials funded by third party agreements.

Professor Vincenzo Cerundolo, MD, PhD, iOx’s scientific founder and the Director of the MRC Human Immunology Unit and Head of the RDM Investigative Medicine Division at the Weatherall Institute of Molecular Medicine at Oxford University, said “I am excited by the progress that iOx has made to advance its technology towards human testing.  The company looks forward to its collaborations with Oxford University and the PRECIOUS grant consortium to test its safety and benefit in cancer patients.”

iOx CEO is Dr. Ian B. Walters, a Director of Portage, and Portage’s CEO, Dr. Declan Doogan, serves as its chairman. “Portage continues to seek out attractive investment opportunities in which strong teams are developing compelling therapeutics for diseases with high unmet medical needs. iOx comes with a strong Board of Directors that we know, a very experienced C-Suite in Drs. Walters and Kramer, and a prolific founding scientist in Professor Cerundolo” said Greg Bailey, Chairman of Portage “also it is exciting that iOx’s lead candidate is funded to enter the clinic in 10 months, and that it has the potential to greatly impact the cancer immunotherapy therapeutic landscape and help patients.”

About iOx

Founded in February 2015 by Professor Cerundolo, iOx Therapeutics is a spin-out from the University of Oxford started to commercialize discoveries made as part of a long-running collaboration between Oxford and the Ludwig Institute for Cancer Research. iOx intends to develop and commercialize multiple synthetic lipid compounds discovered by a research team led by Professor Cerundolo.

Preliminary research indicates that these compounds activate invariant natural killer T-cells (iNKT cells), which, a large body of evidence suggests, play an important role in anti-tumor immune responses. iNKT cells are a distinct class of T lymphocyte displaying a limited diversity of T-cell receptors. They recognize lipid antigens on the surface of tumzr cells and produce large amounts of cytokines within hours of stimulation without the need for clonal expansion. Furthermore, iNKT cells activate multiple immune system components, including dendritic cells, T-cells and B-cells and stimulate an antigen-specific expansion of these cells.

About Portage

Portage is engaged in supporting the discovery and development of pharmaceutical and biotech products through clinical “proof of concept” with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929- 1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release, are forward-looking statements. The use of certain words, including the "believe", "could", "expect" and "will" and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans and objectives disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including uncertainties relating to the future clinical success. Additional important factors to be considered in connection with forward-looking statements are described in the "Risk Factors" section of the Company's quarterly financials and Management Discussion and Analysis and annual Report in Form 20-F filed on SEDAR and EDGAR. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 8, 2018

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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